EXHIBIT 99.5

                             [logos]


               INFORMATION CONCERNING THE PROPOSED
             CONSOLIDATION OF HERITAGE BANCORP, INC.
             AND BCB FINANCIAL SERVICES CORPORATION



     On November 18, 1997, Heritage Bancorp, Inc., parent of Heritage National Bank, and BCB Financial Services Corporation, parent of Berks County Bank, signed a Consolidation Agreement. Both Heritage and BCB realize that shareholders and customers may have questions about this "merger of equals" which will be considered by shareholders at separate meetings scheduled for April 29, 1998. Therefore, we are taking this opportunity to address some of the more likely issues of interest to our respective shareholders and customers. Please remember that the proxy materials contain detailed information about the proposed consolidation, and shareholders' decisions with respect to the consolidation and their vote on the consolidation should be based on the proxy materials.

1.   WHAT MAKES THIS A GOOD COMBINATION?

     BCB and Heritage are each unique and bring much to the transaction that complements the other. BCB is among the fastest growing financial services companies in the Commonwealth of Pennsylvania, while Heritage is among the most profitable. Geographically, the companies do not have to realign markets or close branches; the markets complement each other. BCB has a successful and well-recognized mortgage delivery system that can enhance customer service in the Heritage marketplace. Heritage has trust powers and a strong, well-known trust and investment service department that can be introduced into the BCB marketplace. In addition, management and employees mesh well and there are significant and meaningful opportunities for the new company.

2.   WHY DID THE HERITAGE BOARD SEEK A COMBINATION?

     The banking and financial services industry is a dramatically changing market. The BCB/Heritage combination creates the opportunity for a new company that can be an effective competitor.

     The Heritage Board confronted the following issues:

     - Growth in deposits and loans without significant acquisitions would require substantial capital expenditures to build or acquire branches in higher growth adjoining markets.

     - Increased capital expenditures would be required in order to invest in technologies required to remain competitive.

     - Recent explorations of potential strategic combinations with other financial institutions had not resulted in acquisition agreements.

     After careful deliberations, the Heritage Board reached the conclusion that a combination with BCB would enhance the combined company's ability to compete effectively and to meet the ever-changing credit and product needs of its customers and communities. The Heritage Board felt that it would be in the best interests of shareholders and employees alike to actively manage Heritage's destiny through a positive affiliation with a like-minded institution such as BCB. The alternative may have been an in-market acquisition in which case Heritage's constituencies would not have enjoyed the benefits which the BCB combination affords. Although there can be no assurances, the Heritage Board also concluded that the alliance with BCB has the potential to result in greater future stock value to Heritage shareholders.

3.   WHAT'S IN THE TRANSACTION FOR BCB?

     The Board of Directors of BCB believe that the Heritage/BCB combination will have some immediate benefits for BCB shareholders, including but not limited to, increased dividends and a stronger franchise because of the positive effects from Heritage's lower cost of funds and high core deposit base. The Heritage trust and investment service department will be an added service possibility for BCB customers. Overall, the BCB Board views the combination as a significant enhancement in franchise value.

4.   WHERE WILL THE NEW COMPANY BE HEADQUARTERED?

     The new company will be headquartered in Reading, Pennsylvania. BCB recently purchased a 150,000 square foot building in downtown Reading that will be well-suited to serve as the operations center for the larger, combined institution. Reading was chosen as the new company's headquarters because it is strategically located in or near the markets that BCB and Heritage anticipate will produce the greatest growth.

     Heritage National Bank's main office will continue to be in Pottsville, Pennsylvania.

5.   HAVE BCB AND HERITAGE BEEN COMPETITORS?

     Not to any significant extent. It is likely, however, that the two institutions would have become competitors in the future because the geographic proximity made the territory of the other a natural target for expansion.

     Berks County Bank, owned by BCB, operates six full service branches in Berks and Montgomery Counties, with a seventh branch expected to open in Hamburg, Berks County, on March 14, 1998, an eighth branch expected to open near Boyertown, Montgomery County in the third quarter of 1998, and a ninth branch expected to open in Robesonia, Berks County in the third quarter of 1998. Berks County Bank also operates six loan production offices in Berks, Bucks, Chester, Lehigh, Montgomery and Schuylkill Counties.

     Heritage National Bank, owned by Heritage, operates a network of 14 full service community offices throughout
     Schuylkill and northern Dauphin Counties.

6.   WHAT ARE THE RELATIVE SIZES OF THE TWO COMPANIES?

     BCB and Heritage are relatively the same size, especially in the area of shareholders' equity, as indicated by the following statistics:

                                   BCB            Heritage

Consolidated Assets           $447.6 million      $366.3 million
Deposits                      $360.6 million      $266.3 million
Shareholders' Equity          $44.1 million       $44.6 million

7.   WHY IS THIS CALLED A "MERGER OF EQUALS"?

     Sometimes "merger of equals" is a term that is used loosely.
     However, the BCB/Heritage combination fits the definition very well.

     A merger of equals is basically a non-premium transaction, with neither side receiving an immediate material acquisition premium. In a merger of equals transaction, long-term value is the key focus. It is anticipated by the Boards of Directors of BCB and Heritage that the combination of the two institutions will enhance value and provide significant competitive and profit enhancing opportunities beyond those available to either institution by itself.

8.   IF IT IS CALLED A MERGER OF EQUALS, WHY DO SHAREHOLDERS OF
     EACH PARTY TO THE CONSOLIDATION RECEIVE DIFFERENT EXCHANGE
     RATIOS?

     In the Heritage/BCB consolidation, Heritage shareholders will receive 1.05 shares and BCB shareholders will receive
     1.3335 shares of the new company for each share held prior to the consolidation. Each shareholder base is contributing about $44 million in equity capital to the new company. Heritage has $44.6 million in equity capital and BCB has $44.1 million in equity capital. As of March 2, 1998, the record date for the special shareholders meetings, Heritage had 4.8 million shares outstanding, while BCB had
     3.6 million shares outstanding.

     Based on the audited financial statements of Heritage and BCB as of December 31, 1997, BCB would have contributed more than 50% of assets, loans, deposits and tangible capital to the combination, whereas Heritage would have contributed more than 50% of recurring earnings.

     Through negotiating, while recognizing all other contributions to the new company by each party (earnings, loans, deposits, etc.), and attempting to get as close to a 50/50 ownership as possible, the final exchange ratios were agreed upon as being fair to shareholders of both companies. Because both companies are contributing approximately equal capital ($44 million), but BCB has 33% fewer shares outstanding, the exchange ratios substantially equalize the number of shares held by shareholders of each company. The exchange ratios give Heritage shareholders a 52% ownership in the new company and BCB shareholders a 48% ownership in the new company.

9.   HOW DOES A CONSOLIDATION DIFFER FROM A MERGER?

     In a merger, one of the two companies who are parties to the merger agreement survives and the other disappears into the surviving corporation. In a consolidation, the two separate companies combine by operation of law into a single new company, with new articles of incorporation and by-laws.

10.  WHAT WILL BE THE NAME AND TRADING SYMBOL OF THE NEW COMPANY?

     The name of the new company will be _____________________.
     The new company will be approved for listing as a Nasdaq
     National Market Stock and its Nasdaq trading symbol will be
     _________________________.

11.  WHAT ARE THE ADVANTAGES OF THE CONSOLIDATION FOR THE
     SHAREHOLDERS?

     As a result of the consolidation, BCB and Heritage shareholders will own an interest in a two-bank holding company approximately double the size of their current institution with exciting possibilities of continued long-term growth. It is hoped that anticipated long-term growth will result in increased profitability and increased share value for shareholders of the combined company.

12.  WHAT AFFECT WILL THE CONSOLIDATION HAVE ON THE MARKETABILITY
     OF THE STOCK OF THE COMBINED COMPANY?

     Generally, trading volume on a stock increases as the number of shares increase. After the consolidation, there will be approximately 9.84 million shares of the consolidated company's common stock issued and outstanding, compared with approximately 4.8 million Heritage shares and approximately
     3.6 million BCB shares issued and outstanding now. This is likely to lead to increased liquidity and market interest in the stock.

13.  HOW WILL THE HERITAGE CUSTOMERS BE AFFECTED BY THE
     CONSOLIDATION?

     It is our plan that all changes will be for the better. Heritage National Bank will continue to operate under its current bank charter and name. The Bank will be operated by the same people customers know and decisions and service will remain local. The Boards of Directors are hopeful that the combined resources of the companies will help each bank become more competitive and improve products and services.

14.  WILL CUSTOMERS OF BCB SEE ANY CHANGES?

     As stated above, the Heritage and BCB Boards believe that the combined resources of the two companies will help each bank become more competitive and improve products and services. Berks County Bank will continue under its current charter and name. Berks County Bank, which does not have a trust department, will be able to offer Heritage's trust and investment services to its customers. With a stronger, more competitive combined institution, customers should benefit by a better and more responsive product and service mix.

15.  WHAT HAPPENS TO EMPLOYEES, MANAGEMENT AND THE LOCAL BANK
     BOARDS?

     A big positive in this transaction is the retention of each bank's employees, management and board. Heritage National Bank and Berks County Bank will continue to operate under their current independent bank charters and names in the local marketplaces. While some non-customer contact and back-room operations employees may have jobs relocated, it is anticipated that everyone who has a job will continue to enjoy employment. No layoffs are planned or anticipated. The growth prospects of the consolidated company are such that new opportunities are anticipated for all who are interested. Present management and bank boards will continue to make decisions on a local level.

     The board of the new company will be made up of seven representatives from the BCB Board and six representatives from the Heritage Board so that each institution's viewpoint, local constituents and traditions will be considered.

16.  WHAT APPROVALS ARE NECESSARY BEFORE THE CONSOLIDATION OF BCB
     AND HERITAGE CAN TAKE PLACE?

     The consolidation must be approved by BCB and Heritage shareholders at separate meetings to be held on April 29, 1998.

     In addition, the consolidation must be approved by the Federal Reserve Board. An application for this approval has been filed. We do not expect to have any difficulty obtaining this approval.

17.  IS MY PROXY VOTE IMPORTANT?

     YES, if you are a Heritage shareholder:

          YES, because Heritage needs a majority of the votes which Heritage shareholders are entitled to cast present, in person or by proxy, to have a quorum at the Special Meeting.

          YES, because approval of the consolidation by Heritage shareholders requires the affirmative vote of at least
          75% of the votes cast, in person or by proxy, at the Special Meeting.

     YES, if you are a BCB shareholder:

          YES, because BCB needs a majority of the votes which BCB shareholders are entitled to cast present, in person or by proxy, to have a quorum at the Special
          Meeting.

          YES, because approval of the consolidation requires the affirmative votes, in person or by proxy, of at least
          75% of the outstanding BCB shares.

     We hope this information helps you better understand the proposed consolidation. Please be sure to read the proxy materials carefully. They describe the consolidation of BCB and Heritage in detail to assist you in making your decision about the consolidation.

     If you have any questions, please call the Shareholder
Relations Department at Heritage or BCB:

BCB Shareholder Relations, (610) 376-5933 or (800) 899-BANK, and ask to speak to Nelson R. Oswald, Chairman and Chief Executive
Officer.

Heritage Shareholder Relations, (717) 622-2320, and ask to speak to Allen E. Kiefer, President and Chief Executive Officer.